North Capital Private Securities Corporation
(SEC ID No. 8-68648)

Annual Audit Report

March 31, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68648

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: North Capital Private Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

623 E FT Union Blvd., Suite 101
(No. and Street)

Salt Lake City	UT	84047
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James P. Dowd	415-315-9916	jdowd@northcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James P. Dowd ______________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of North Capital Private Securities Corporation ______________, as of March 31 ____________________, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

North Capital Private Securities Corporation

March 31, 2026

Table of Contents



Haynie

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of North Capital Private Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of North Capital Private Securities Corporation as of March 31, 2026, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of North Capital Private Securities Corporation as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of North Capital Private Securities Corporation’s management. Our responsibility is to express an opinion on North Capital Private Securities Corporation’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to North Capital Private Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie

Haynie
Salt Lake City, Utah
June 1, 2026

We have served as North Capital Private Securities Corporation’s auditor since 2019.

North Capital Private Securities Corporation

Statement of Financial Condition

March 31, 2026

Assets

Cash and cash equivalents	$	3,968,784
Cash segregated under federal and other regulations		18,009,043
Accounts receivable		239,959
Restricted stock, at fair value		70,000
Other current assets		144,072
Deferred tax asset		7,648
Fixed assets, net of depreciation of $43,719		3,181
Intangible assets, net of depreciation of $23,513		72,677
Due from affiliates		22,476
Total Assets	$	**22,537,840**

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued liabilities	$	21,428
Commissions payable		22,916
Payable to customers		19,648,031
Deferred revenue		186,606
Other liabilities		248,871
Due to related parties		11,177
Total Liabilities		**20,139,029**

Stockholder's Equity

Common stock (no par value; 1,500 shares authorized; 6.76 shares issued and outstanding)		2,027,151
Retained earnings		371,660
Total Stockholder's Equity		**2,398,811**
Total Liabilities and Stockholder's Equity	$	**22,537,840**

See accompanying notes

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2026

1. **Organization**

North Capital Private Securities Corporation (the "Company") was incorporated in Delaware on May 20, 2010 and registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 on January 27, 2011. The Company is currently located in Salt Lake City, Utah and its primary business is that of a securities broker-dealer that engages in the private placement of securities of private funds and private companies, as well as providing placement services for Reg A offerings, public funds, and public non-traded REITs, along with providing escrow services for the foregoing. The Company also offers services related to secondary trading of private securities and custody of private securities.

2. **Significant Accounting Policies**

Allowance for Credit Losses
The Company adheres to the guidance under FASB ASC 326 which uses an expected loss model to ascertain allowance for credit losses. Per management's analysis, no allowance for credit losses was considered necessary as of March 31, 2026.

Segment Reporting
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders.

The Company operates as a single line of business as a securities broker-dealer, which is comprised of several classes of services. The Company has identified its CEO as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. Cash segregated under federal and other regulations is included in cash and cash equivalents at year end.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2026

2. **Significant Accounting Policies (Continued)**

Property and Equipment
Property and equipment are carried at cost and are depreciated over their useful lives of 3 to 7 years using the straight-line method.

Recently Adopted Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which the Company adopted for its fiscal year beginning April 1, 2025 on a prospective basis. The amendments enhance the transparency and decision usefulness of income tax disclosures by requiring more detailed information about the Company's effective tax rate reconciliation and income taxes paid. The state and local income tax category in the rate reconciliation below is primarily driven by California, New York, and Utah, which represent the majority of the Company's state and local income tax effect.

In January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarifies the effective date of ASU 2024-03, which requires public business entities to provide disaggregated disclosures of certain income statement expense captions. ASU 2025-01 specifies that the requirement are effective for annual reporting periods beginning after December 15, 2026, and the interim periods within annual periods beginning after December 15, 2027; early adoption is permitted. The adoption of ASU 2025-01 will not have a material effect on the Company's financial statements.

Income Taxes
The Company's results are included in the consolidated federal income tax return and the combined franchise tax for the parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Intangible Assets
Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is generally 15 years from the date of acquisition and are assessed for impairment indicators. During the fiscal year ended March 31, 2023, the Company received intangible assets in exchange for the settlement of a note receivable balance due from a customer.

3. **Revenue Recognition**

The Company recognizes revenue in accordance with ASC 606 to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company acts as a placement agent and provides related banking services, as well as secondary trading of private securities. Revenue from placement agent fees and secondary trading fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2026

3. Revenue Recognition (Continued)

For certain contracts, the Company must evaluate the likelihood of significant reversal of revenue due to matters outside company control and only recognize revenue up to the amount that a significant revenue reversal is not probable. Revenue for related service fees are recognized at a point in time or over time depending on the service provided. Performance obligations under the contract which are simultaneously provided by the Company and consumed by the customer are recognized over time. Service fees received from customers prior to recognizing revenue are reflected as contract liabilities. At March 31, 2026 and March 31, 2025, contract liabilities were $186,606 and $97,944, respectively. At March 31, 2026 and March 31, 2025, contract receivables were $239,959 and $577,853, respectively.

4. Income Taxes

The Company's results are included in the consolidated tax return of its parent company and does not file a separate return. The Company accounts for income taxes in accordance with generally accepted accounting principles as if it filed a separate tax return. This requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The provision (benefit) for income taxes are as follows:

Current Federal	$	38,091
Current State		10,321
Deferred Federal		208,991
Deferred State		7,924
Income tax provision	$	265,327

Deferred tax assets and liabilities are primarily the result of the reporting basis of assets and liabilities between the cash method of accounting for tax purposes and the accrual method for financial statement purposes. Significant components of the Company's deferred tax balances as of March 31, 2026 are as follows:

Deferred income tax assets and liabilities:

Accrued liabilities	$	42,895
Deferred revenue		40,846
Accounts receivable and prepaid expenses		(88,980)
Net operating loss carryforwards		1,740
Capitalized R&D		10,537
Other		610
Total deferred income taxes		7,648
Valuation allowance		-
Net deferred income tax asset	$	7,648

Valuation allowance of $0 decreased by $32,033 from the prior year as a result of tax rate change on the capital loss carryforwards. Income taxes payable at March 31, 2026 was $87,710, which was reported as other liabilities on the statement of financial condition.

The Parent company is no longer subject to federal and state tax examinations for tax years ending before March 31, 2023.

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2026

4. **Income Taxes (Continued)**

   Reconciliation of income taxes at federal statutory rate to income tax provision (benefit)

	March 31,			
	2026		2025	
Tax at Federal Statutory Rate	239,190	21.00%	(38,750)	21.00%
State Taxes	14,934	1.31%	(2,854)	1.55%
M&E	356	0.03%	1,390	-0.75%
Permanent True-Up	42,063	3.69%	3,760	-2.04%
Change in Valuation Allowance	(32,033)	-2.81%	(2,580)	1.40%
Rate Change	817	0.07%	26,883	-14.57%
Income tax provision (benefit)	265,327	23.29%	(12,151)	6.59%

   Deferred tax assets and liabilities:

	March 31,	
Deferred Tax Assets	2026	2025
Capital Loss C/O	-	32,033
NOLs	1,740	169,748
Accrued Liabilities	37,975	163,224
Deferred Revenue	40,846	21,507
Capitalized R&D	10,537	13,775
Other	610	300
Total Deferred Tax Assets	91,708	400,587
Deferred Tax Liabilities		
Accounts Receivable	(54,747)	(127,381)
Prepaids	(29,313)	(16,610)
Total Deferred Tax Liabilities	(84,060)	(143,991)
Valuation Allowance	-	(32,033)
Net Deferred Tax Asset (Liability)	7,648	224,563

5. **Risk Concentrations**

   At March 31, 2026, the Company exceeded the FDIC insured amount by $3,540,249.

6. **Related Party Transactions**

   On August 30, 2011, the Company entered into an agreement with North Capital, Inc. ("North"), a company under common control, in which North provides office and administrative support in exchange for reimbursement of a specified percent of such overhead costs. On April 1, 2015 this agreement was amended to include North Capital Investment Technology ("NCIT"), the Company's sole stockholder. In February 2021, the agreement was amended to allocate expenses to related parties based on usage by entity.

   At March 31, 2026, $11,177 was owed to NCIT. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2026

6. Related Party Transactions (Continued)

On November 6, 2025, the Company entered into a Revolving Credit Agreement with its NCIT, pursuant to which NCIT may provide advances to the Company of up to $20,000,000 to support the Company's working capital and liquidity needs. Borrowings under the facility bear interest at a fixed rate of 4% per annum, compounded annually. The facility matures on November 6, 2030, and the Company may repay and reborrow amounts at any time without penalty prior to maturity. As of March 31, 2026, there were no amounts outstanding under this facility, and no interest expense was recognized during the fiscal year then ended.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At March 31, 2026, the Company's net capital was $1,888,491 which exceeded the requirement by $1,638,491.

8. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three components of the fair value hierarchy are as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon managements own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2026

8. **Fair Value Measurements (Continued)**

   Restricted Stock

   The Company's estimate of value of restricted stock was based upon the fair value of the shares at the issuer's most recent equity raise, considering the lack of marketability, restrictions on resale, minority interest, and the Company's reasonable estimate of cash compensation that was foregone by electing to receive stock from the issuer.

   Assets Measured and Recognized at Fair Value on a Recurring Basis:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Restricted stock	-	-	$70,000	$70,000
Total assets at fair value	**-**	**-**	**$70,000**	**$70,000**

   Changes in instruments for the year ended March 31, 2026

   The table below summarizes the activity for securities measured at fair value on a recurring basis. The Company did not hold level 1 or level 2 securities during the year.

	Level 3
Balance at 4/1/2025	$70,000
Total realized / unrealized loss	-
Total assets at fair value	$70,000

9. **Cash Segregated Under Federal and Other Regulations**

   Cash of $18,009,043 has been segregated in a special reserve bank accounts for the benefit of customers and proprietary accounts of broker dealers under rule 15c3-3 of the Securities and Exchange Act of 1934.

10. **Cash and Restricted Cash**

    The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition with the total of the same such amounts presented in the statement of cash flows.

Cash and cash equivalents	$ 3,968,784
Cash segregated under federal and other regulations	18,009,043
Total cash and restricted cash shown in the statement of cash flows	$ 21,977,827

11. **Payables to Customers and Proprietary Accounts of Broker Dealers**

    The Company accounts for monies received from customers and proprietary accounts of broker dealers as a payable until the requested securities are purchased and transferred to the customer or proprietary accounts of broker dealers. As of March 31, 2026, $19,645,049 was payable to customers and $2,982 was payable to proprietary accounts of broker dealers.

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2026

12. Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

13. Subsequent Events

The Company has evaluated subsequent events through June 1, 2026, the date which the financial statements were issued.